Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE FIRST QUARTER 2021

May 6, 2021

Investor Relations

phone: +49 6172 609 2525

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Outlook 2021	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

1 of 9	May 6, 2021

Statement of earnings

	Three months ended March 31
in € million, except share data, unaudited	2021	2020	Change	Change at cc
Health Care Services	3,325	3,595	-7.5%	0.7%
Health Care Products	885	893	-0.9%	4.3%
Total revenue	4,210	4,488	-6.2%	1.4%

Costs of revenue	3,003	3,097	-3.0%	5.1%
Gross profit	1,207	1,391	-13.2%	-6.9%
Selling, general and administrative	712	810	-12.1%	-5.9%
Research and development	49	46	5.9%	10.1%
Income from equity method investees	(28)	(20)	36.0%	36.5%
Operating income	474	555	-14.6%	-8.3%
Operating income margin	11.3%	12.4%

Interest income	(15)	(9)	74.3%	85.1%
Interest expense	91	113	-19.2%	-13.3%
Interest expense, net	76	104	-27.0%	-21.6%
Income before taxes	398	451	-11.7%	-5.2%
Income tax expense	94	100	-6.7%	-0.1%
Net income	304	351	-13.1%	-6.7%
Net income attributable to noncontrolling interests	55	68	-18.1%	-10.6%
Net income attributable to shareholders of FMC-AG & Co. KGaA	249	283	-11.9%	-5.8%

Operating income	474	555	-14.6%	-8.3%
Depreciation, amortization and impairment loss	388	401	-3.1%	4.2%
EBITDA	862	956	-9.8%	-3.1%
EBITDA margin	20.5%	21.3%

Weighted average number of shares	292,878,085	297,842,343

Basic earnings per share	€0.85	€0.95	-10.5%	-4.2%
Basic earnings per ADS	€0.42	€0.47	-10.5%	-4.2%

Statement of earnings	page 2 of 9	May 6, 2021

Segment information

	Three months ended March 31
unaudited	2021	2020	Change	Change at cc
Total
Revenue in € million	4,210	4,488	-6.2%	1.4%
Operating income in € million	474	555	-14.6%	-8.3%
Operating income margin	11.3%	12.4%
Days sales outstanding (DSO)	60	77
Employees (full-time equivalents)	124,995	121,403

North America
Revenue in € million	2,899	3,186	-9.0%	-0.6%
Operating income in € million	399	463	-14.0%	-6.3%
Operating income margin	13.7%	14.5%
Days sales outstanding (DSO)	43	65

EMEA
Revenue in € million	670	679	-1.3%	1.5%
Operating income in € million	80	101	-20.9%	-20.5%
Operating income margin	11.9%	14.9%
Days sales outstanding (DSO)	85	98

Asia-Pacific
Revenue in € million	471	443	6.4%	9.6%
Operating income in € million	85	77	11.0%	13.6%
Operating income margin	18.1%	17.3%
Days sales outstanding (DSO)	102	103

Latin America
Revenue in € million	159	168	-5.3%	16.9%
Operating income in € million	7	7	-3.2%	2.5%
Operating income margin	4.2%	4.1%
Days sales outstanding (DSO)	128	133

Corporate
Revenue in € million	11	12	-4.0%	1.7%
Operating income in € million	(97)	(93)	3.3%	7.4%

Segment information	page 3 of 9	May 6, 2021

Balance sheet

	March 31	December 31
in € million, except for net leverage ratio, unaudited	2021	2020
Assets
Current assets	7,789	7,275
Goodwill and intangible assets	15,041	14,340
Right of use assets	4,268	4,130
Other non-current assets	6,061	5,944
Total assets	33,159	31,689

Liabilities and equity
Current liabilities	7,243	6,160
Non-current liabilities	12,716	13,198
Total equity	13,200	12,331
Total liabilities and equity	33,159	31,689

Equity/assets ratio	40%	39%

Debt and lease liabilities
Short-term debt from unrelated parties	1,127	63
Short-term debt from related parties	14	17
Current portion of long-term debt	785	1,008
Current portion of long-term lease liabilities from unrelated parties	617	588
Current portion of long-term lease liabilities from related parties	21	21
Long-term debt, less current portion	6,315	6,800
Long-term lease liabilities from unrelated parties, less current portion	3,907	3,764
Long-term lease liabilities from related parties, less current portion	114	119
Total debt and lease liabilities	12,900	12,380
Minus: Cash and cash equivalents	(1,073)	(1,082)
Total net debt and lease liabilities	11,827	11,298

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,390	1,435
Income tax expense	494	501
Interest income	(48)	(42)
Interest expense	388	410
Depreciation and amortization	1,575	1,587
Adjustments [1]	253	249
Annualized adjusted EBITDA	4,052	4,140

Net leverage ratio	2.9	2.7

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2021: €6 M), non-cash charges, primarily related to pension expense (2021: €49 M; 2020: €50 M) and impairment loss (2021: €198 M; 2020: €199 M).

Balance sheet	page 4 of 9	May 6, 2021

Cash flow statement

	Three months ended March 31
in € million, unaudited	2021	2020
Operating activities
Net income	304	351
Depreciation / amortization / impairment loss	388	401
Change in working capital and other non-cash items	(484)	(168)
Net cash provided by (used in) operating activities	208	584
In percent of revenue	4.9%	13.0%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(184)	(282)
Proceeds from sale of property, plant and equipment	5	2
Capital expenditures, net	(179)	(280)

Free cash flow	29	304
In percent of revenue	0.7%	6.8%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(106)	(37)
Investments in debt securities	(11)	(1)
Proceeds from divestitures	2	(2)
Proceeds from sale of debt securities	70	8
Free cash flow after investing activities	(16)	272

Cash flow	page 5 of 9	May 6, 2021

Revenue development

						Same
						market
				Change	Organic	treatment
in € million, unaudited	2021	2020	Change	at cc	growth	growth[1]
Three months ended March 31
Total revenue	4,210	4,488	-6.2%	1.4%	1.4%
Health Care Services	3,325	3,595	-7.5%	0.7%	0.6%	-1.5%
Health Care Products	885	893	-0.9%	4.3%	4.6%
North America	2,899	3,186	-9.0%	-0.6%	-0.6%
Health Care Services	2,643	2,908	-9.1%	-0.7%	-0.7%	-2.6%[2]
Health Care Products	256	278	-8.1%	0.4%	0.4%
EMEA	670	679	-1.3%	1.5%	1.4%
Health Care Services	332	341	-2.5%	1.0%	0.4%	-2.7%
Health Care Products	338	338	-0.1%	1.9%	2.4%
Asia-Pacific	471	443	6.4%	9.6%	10.9%
Health Care Services	228	218	4.6%	8.0%	10.5%	7.4%
Health Care Products	243	225	8.1%	11.1%	11.3%
Latin America	159	168	-5.3%	16.9%	14.9%
Health Care Services	115	121	-4.9%	18.1%	15.1%	2.4%
Health Care Products	44	47	-6.4%	14.0%	14.6%
Corporate	11	12	-4.0%	1.7%
Health Care Services	7	7	1.8%	11.2%
Health Care Products	4	5	-12.4%	-12.2%

[1]	same market treatment growth = organic growth less price effects

[2]	U.S. (excl. Mexico), same market treatment growth North America: -3.0% for the three months ended March 31, 2021.

Revenue development	page 6 of 9	May 6, 2021

Key metrics Dialysis Care Services

	Three months ended March 31, 2021
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	4,110	3%	22	344,476	-1%	13,004,009	-1%
North America	2,655	2%	11	209,279	-2%	7,926,555	-2%
EMEA	809	3%	9	64,978	-3%	2,441,914	-3%
Asia-Pacific	399	6%	2	33,334	6%	1,169,169	1%
Latin America	247	2%		36,885	-1%	1,466,371	3%

Key metrics	page 7 of 9	May 6, 2021

Quality data[1]	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020	Q1 2021	Q1 2020
Kt/V ≥ 1.2	97	97	93	94	91	90	93	94
Hemoglobin = 10-12 g/dl	69	70	81	82	48	50	50	55
Calcium = 8.4-10.2 mg/dl	81	80	78	79	74	75	71	74
Albumin ≥ 3.5 g/dl1)	80	80	90	89	89	90	89	88
Phosphate ≤ 5.5 mg/dl	58	59	79	80	76	76	63	63
Patients without catheter (after 90 days)	79	81	77	78	78	79	81	83
in days
Days in hospital per patient year	9.8	10.2	7.8	7.5	4.0	4.2	3.9	2.3

1 Definitions cf. Annual Report 2020, Section "Non-Financial Group Report"

Quality data	page 8 of 9	May 6, 2021

Outlook 2021

Outlook 2021
(at Constant Currency,
	Results 2020	except for ROIC)
Revenue[1]	€17,859 M	growth: low to mid single digit percentage rate
Revenue growth at Constant Currency[1]		growth: low to mid single digit percentage rate
Operating income[1]	€2,499 M	decline: mid teens to low twenties percentage rate
Net income[1,2]	€1,359 M	decline: high teens to mid twenties percentage rate
Net income[2] growth at Constant Currency[1]		decline: high teens to mid twenties percentage rate
ROIC[1,3]	6.6%	≥ 5.0%

1 Outlook 2021 is inclusive of anticipated COVID-19 effects and excl. special items. Special items include costs related to the FME25 program and effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2020 excl. the Impairment Charge of goodwill and trade names in the Latin America Segment of €195 M.

[2]	Net income attributable to shareholders of FMC-AG & Co. KGaA.

[3]	Results 2020: excl. Impairment Charge.

Outlook	page 9 of 9	May 6, 2021